UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Karat Packaging Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

48563L101

(CUSIP Number)

Marvin Cheng

Karat Packaging Inc.

6185 Kimball Avenue
Chino, CA 91708

(626) 965-8882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 48563L101	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Marvin Cheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,748,727 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	6,748,727 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,748,727 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.03% of Common Stock(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 19,832,417 shares of the Issuer's Common Stock outstanding as of September 14, 2022.

CUSIP Nos. 48563L101	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. 1 (the "Amendment") amends and supplements the information set forth in the Schedule 13D filed on October 6, 2021 (the “Schedule 13D”) by Marvin Cheng (the “Reporting Person”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following text to the end of the item:

Between December 7, 2021 and September 14, 2022, the Reporting Person sold an aggregate of 20,125 shares of Common Stock in open market transactions with a weighted average trading price of $18.54 per share.

Between December 8, 2021, and March 4, 2022, the Reporting Person gifted an aggregate of 559,051 shares of Common Stock for estate planning purposes. No cash consideration was paid in connection with the receipt of such shares of Common Stock.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following text to the end of the item:

The information regarding the transactions between December 7, 2021 and September 14, 2022 in Item 3 is incorporated herein by reference.

All sales in the open market were for investment purposes.

All shares gifted were for estate planning purposes.

CUSIP Nos. 48563L101	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)	The Reporting Person is the beneficial owner of 6,748,727 shares of Common Stock, representing 34.03% of the Issuer’s issued and outstanding shares of Common Stock. The percentage of beneficial ownership is based upon 19,832,417 shares of Common Stock outstanding as of September 14, 2022.

(b)	Mr. Cheng has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 6,748,727 shares of the Issuer’s shares of Common Stock owned directly by him. (See Rows 7-10 of page 2 herein.)

(c)	Please see Item 3 above for the description of the transactions relative to the shares disposed by the Reporting Person.

(d)	The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

None.

CUSIP Nos. 48563L101	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2022	By:	/s/ Marvin Cheng
Marvin Cheng